                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

       AETNA REAL ESTATE ASSOCIATES, L.P., A DELAWARE LIMITED PARTNERSHIP
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                       (Name of Subject Company (Issuer)*

           Oak Investors, LLC, a Delaware limited liability company -

      ARLEN CAPITAL, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY (OFFERORS)
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                            (Names of Filing Persons
            (Identifying Status as Offeror, Issuer or Other Person)

                      LIMITED PARTNERSHIP DEPOSITARY UNITS
                      ------------------------------------
                         (Title of Class of Securities)

                                  008161 10 10
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                   Don Augustine, Manager, Arlen Capital, LLC
                      1650 Hotel Circle North, Suite 200,
                     San Diego, CA 92101 Tel: (619) 471-1101

                                 WITH A COPY TO:

                              Brian M. Hoye, Esq.,
                              Katten Muchin Zavis,
                     1999 Avenue of the Stars, Suite 1400,
                          Los Angeles, California 90067
           Tel: (310) 788-4747                   Fax: 310-788-4471
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                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

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      Transaction                                   Amount of Filing Fee
 Valuation   $8,000,000                                   $1,600
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

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1600       Filing Party:  Oak Investors, LLC;
                       -----------                    Arlen Capital, LLC
                                       -----------------------------------------
Form or Registration No.: Schedule TO  Date Filed:       July 5, 2000
                          -----------              -----------------------------

/_/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     /X/  third-party tender offer subject to Rule 14d-1.

     /_/  issuer tender offer subject to Rule 13e-4.

     /_/  going-private transaction subject to Rule 13e-3.

     /_/  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: /_/

     This Amendment Number 1 to Schedule TO amends the Schedule TO (the "Schedule TO") filed by Oak Investors, LLC, a Delaware limited liability company, (the "Purchaser") with the Securities and Exchange Commission on July 5, 2000 relating to the Tender Offer by Purchaser to purchase up to 1,000,000 Limited Partnership Depositary Units ("Units") of Aetna Real Estate Associates, L.P., a Delaware limited partnership (the "Partnership"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 5, 2000 ("Offer to Purchase") and the related Agreement of Sale to include the information set forth below. Terms not otherwise defined below shall have the meanings ascribed to them in the Schedule TO and the Offer to Purchase.

ITEM 11. ADDITIONAL INFORMATION.

     In response to comments received from the Securities and Exchange Commission (the "Commission") regarding the Schedule TO, the Purchaser makes the following additional statements.

     The factors identified in the Introduction to the Offer to Purchase describe certain risks Unit Holders should consider in determining whether or not to tender their Units. Among these risks is the fact that the Purchase Price may be lower than the market value of the Units. According to the General Partner, as described in the Offer to Purchase, there is no established public trading market for the Units; "market value" may therefore be difficult to ascertain. If someone were able to establish a market value for the Units, the Purchase Price may be below that value. In addition, upon tendering Units, Unit Holders may be required to pay fees and commissions (e.g., fees or commissions imposed by brokers, custodians, IRA trustees, other record holders of the Units) which will not be reimbursed by the Purchaser. The Purchaser does not know the amount or scope of these individual transaction costs. The amount and type of such fees, if any, will vary depending upon the particular circumstances of each Unit Holder.

     The Commission has requested that the Purchaser make certain disclosures regarding the Partnership's anticipated original holding period of its assets. According to the Partnership's original offering documents, the anticipated holding period of its assets was 15 years (ending in 2001).

     Unit Holders should note that the most recent reported trading activity in the Units occurred from April 1, 2000 to May 31, 2000. The average weighted price for Units reported in the limited and sporadic secondary market during the two-month period was $11.36 encompassing 8,909 Units (as reported by Partnership Spectrum, a third party publication). Such secondary market selling prices, however, do not take into account commissions charged by secondary market makers effectuating such sales which the Purchaser believes, based on a typical ten Unit sales transaction, range from 5% to 8% of the sales proceeds. Furthermore, these trades were made prior to the Partnership's special distribution in August 2000 in the amount of approximately $0.38 per Unit from the sale of one of the three buildings at Westgate Distribution Center. In addition, the Partnership has declared additional distributions aggregating $2,313,554 pertaining to operations for the period from April 1, 2000 to June 30, 2000, according to its Quarterly Report on Form 10-Q filed with the Commission on August 14, 2000.

     The Purchaser confirms its statements in the Offer to Purchase that all conditions to the offer, other than those involving receipt of necessary government approvals, will be satisfied or waived on or before expiration of the offer.

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


                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 17, 2000            OAK INVESTORS, LLC

                                    By: Arlen Capital, LLC
                                         its Manager


                                    By: /s/ DON AUGUSTINE
                                       ----------------------------------------
                                       Don Augustine, Manager


                                    ARLEN  CAPITAL, LLC


                                    By: /s/ DON AUGUSTINE
                                       ----------------------------------------
                                       Don Augustine, Manager


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